August 8, 2024

Harry Leonhardt
General Counsel
Poseida Therapeutics, Inc.
9390 Towne Centre Drive, Suite 200
San Diego, California 92121

       Re: Poseida Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 5, 2024
           File No. 333-281248
Dear Harry Leonhardt:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Edmond Lay